Filed by LIN Media LLC

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 under the  Securities Exchange Act of 1934

Subject Company: LIN Media LLC

Commission File No.: 001-36032

Date: August 6, 2014

The following is a transcript of a conference call held on August 5, 2014 relating to LIN Media LLC’s Second Quarter 2014 Earnings.

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT LIN - Q2 2014 LIN Media LLC Earnings Call EVENT DATE/TIME: AUGUST 05, 2014 / 1:00PM GMT OVERVIEW: LIN reported 2Q14 net revenues of $188.8m. Expects 3Q14 net revenues to grow 16-20% vs. 3Q13. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

C O R P O R A T E P A R T I C I P A N T S Denise Parent LIN Media LLC - SVP and Chief Legal Officer Vince Sadusky LIN Media LLC - President and CEO Rich Schmaeling LIN Media LLC - SVP and Chief Financial Officer C O N F E R E N C E C A L L P A R T I C I P A N T S Marci Ryvicker Wells Fargo Securities, LLC - Analyst Tracy Young Evercore Partners - Analyst James Dix Wedbush Securities - Analyst P R E S E N T A T I O N Operator Good morning, ladies and gentlemen, and welcome to LIN Media LLC's earnings call for the second quarter ended June 30, 2014. Today's call is being recorded. Now, the company will read a brief legal statement. Denise Parent - LIN Media LLC - SVP and Chief Legal Officer This conference call may include forward-looking statements that involve risks and uncertainties. Factors that are calls actual results to differ materially from those expressed or implied by the forward-looking statements include but are not limited to those described in the Company's press release and filings made with the SEC, all of which are available in the Investor Relations section on the Company's website at LINMedia.com and on the SEC's website at SEC.gov. Many of these factors are beyond the Company's control and the Company undertakes no obligation to publicly update or revise any forward-looking statements unless required by applicable law. Shareholders are urged to read the joint proxy statement prospectus and other filings regarding proposed merger with Media General because they contain important information about the transaction. Today's speakers will be the company's president and CEO, Vince Sadusky, who will provide an overview of results and achievements; and Rich Schmaeling, the Company's Chief Financial Officer, who discuss financial results and guidance. They will take your questions after their prepared remarks. And now, I will turn the call over to Vince. Vince Sadusky - LIN Media LLC - President and CEO Thank you, Denise. Good morning and welcome everyone to LIN Media's second quarter earnings call. We posted solid results this quarter. Net revenues were in line with our guidance increasing 15% to $188.8 million compared to $164.3 million in the second quarter of 2013. Our focus on securing higher paid TV subscriber fees and building an industry-leading digital business continues to pay off, as these were key drivers of our results this quarter. In addition, automotive, our largest advertising category was up for the third quarter in a row, increasing 3% over the prior year. TV advertising revenue was up 3% which includes $4.6 million of net political advertising sales. Core television sales were about flat year-over-year, and we attribute that primarily to the softness in national advertising. We experienced growth in local advertising driven primarily by the automotive, home improvement, and services categories. Must-see live events continue to exceed historical performances on broadcast television. For example ABC's Billboard Music Awards garnered a 13-year ratings high. The World Cup finals scored massive ratings on ABC and Fox's Major League Baseball All-Star game was the most-watched since 2010. Our diverse network affiliations and highly rated stations continued to maximize the record-breaking appeal of live TV events to generate greater advertising demand. 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. AUGUST 05, 2014 / 1:00PM, LIN - Q2 2014 LIN Media LLC Earnings Call

We are also making important investments in our own content creation model. For example, KXAN-TV in Austin launched its new local lifestyle show yesterday and WBDT-TV in Dayton will premiere its locally produced reality show featuring six local high school graduates next month. Our localism strategy contributes to our television website and mobile screens consistently generating high local market rankings. We strengthened consumer engagement on our websites and mobile properties, which delivered over 376 million page views in the second quarter. Nearly half of these page views came from mobile devices representing a 70% growth in mobile consumption as compared to the prior year. Our digital media business is an important growth catalyst that differentiates us from our peers. Net digital revenues increased 59% to $33.2 million compared to $20.8 million in the second quarter of 2013. An important part of our strategy is to acquire, invest in, or build our own businesses that will deliver numerous synergies throughout our entire ecosystem. For example, our local TV station sales teams have all been trained to sell LIN's digital products beyond our television station websites. So in the second quarter those sales increased 40% year-over-year and business on the book so far in 2014 has exceeded full-year 2013 sales. We continue to evaluate opportunities to grow our digital media business and seize opportunities to expand our national, regional, and local sales channels. Looking ahead, third quarter TV ad revenue is currently pacing up 2% and our digital revenues on the same station basis are forecasted to be up 40%. Political continues to gain momentum and we believe August and September will be big months as we own or operate television stations in seven states holding primary elections. Our highly consumed content including valued local news positions as well to maximize revenues during the second half of this election year. Before I hand it over to Rich, I wanted to update you on the progress we are making on our pending merger with Media General. On August 20, we will hold a special shareholders meeting to vote on the proposed deal, and we are working diligently with Media General's leadership on other critical steps. We were pleased to learn that the FCC granted Sinclair's approval of Allbritton and find it encouraging for our closing time frame, which we still anticipate to be during the first quarter of 2015. We are eager to close on the deal and leverage our combined scale and resources to better compete for high-quality content, viewers, and advertisers, as well as capitalize on the expanded footprint to grow our digital business. And with that, I will turn it over to Rich who will discuss our financial performance. Rich Schmaeling - LIN Media LLC - SVP and Chief Financial Officer Thanks, Vince, and good morning, everyone. During the second quarter our net revenues came in at $188.8 million, up 15% compared to $164.3 million during the same quarter last year and we are within our guidance range. On a same business basis, excluding recent acquisitions, net revenues increased $15.2 million or 10% largely as a result of growth in retransmission consent fees, digital revenues, and political advertising. Overall, our broadcast segment revenues increased $12.1 million or 8% to $155.6 million. This increase was driven by local revenues which includes local time sales, station websites, and retransmission consent fees which increased $10.3 million or 10% to $117.3 million compared to the same quarter in the prior year. Political revenues for the quarter were $4.6 million compared to $1.5 million in the prior year. Excluding political, broadcast segment revenues were up 6%. Core, local, and national time sales were about flat year-over-year. Automotive advertising, our largest category, increased 3% in the second quarter compared to the prior year and represented 25% of local and national advertising sales. Drilling down further, domestic was up 5%; foreign was flat; and local dealer advertising increased by 7%. Four out of the top 10 categories were up for the quarter compared to the prior year including auto, services, education, and entertainment. The categories that declined for the quarter were retail, restaurants, media and communications, financial services, medical, and paid programming. Our digital segment revenues increased $12.3 million or 59% to $33.2 million. Excluding acquisitions, digital revenues were up 25%. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. AUGUST 05, 2014 / 1:00PM, LIN - Q2 2014 LIN Media LLC Earnings Call

Our total operating expenses for the quarter (excluding stock-based compensation and D&A), increased 17% or $18.7 million to $130.2 million. Of this total increase, $8.7 million is attributable to the recent acquisitions and the remainder was largely driven by an increase in programming fees paid to networks, compensation and benefits, and cost of sales tied to digital revenue growth. BCF for the quarter was up 11% to $58.6 million compared to $52.9 million in the prior year. Corporate expenses, excluding stock-based compensation and nonrecurring charges, were $5.2 million compared to $5.1 million in the prior year. Adjusted EBITDA for the quarter was $53.4 million, up 12% year-over-year. And free cash flow was $23.9 million, up 7% compared to last year. Turning to LIN's debt and key credit metrics, at June 30, 2014, we had unrestricted cash on hand of $19.7 million and $75 million available under our revolving credit facility. Our net debt was $911.5 million, down $20.7 million from the end of last year. Our consolidated leverage at June 30 as defined under our senior credit facility was 4.8 times compared to 5.2 times at the end of 2013 and our covenant of seven times. Our consolidated senior secured leverage ratio was 2.2 times compared to our covenant of 3.75 times. Looking at the outlook for the third quarter, we expect that net revenues will be up 16% to 20% compared to net revenue of $163.1 million in 3Q 2013, primarily as a result of growth and local revenues, political revenues, and digital. For expenses, we expect that direct operating and SG&A will increase in the range of 20% to 22% compared to expenses of $103.8 million for Q3 2013, driven largely by our recent acquisitions and increases in variables selling expenses, increased cost of sales tied to digital revenue growth, and an increase in programming fees paid to networks. On a same business basis, we expect that net revenues will be up 13% to 15% and that direct operating and SG&A expenses will increase in a range of 14% to 16% both compared to the prior third quarter. In regard to cash income taxes, we expect that cash taxes related to 2014 operations will total about $13 million to $15 million, about $6 million of which has already been paid. I will now hand it back to the operator for questions. Operator? Q U E S T I O N S A N D A N S W E R S Operator (Operator Instructions) Marci Ryvicker, Wells Fargo. Marci Ryvicker - Wells Fargo Securities, LLC - Analyst Thanks. Two questions. First for the third quarter, can you talk, I know you gave us guidance, can you talk a little bit about what you are seeing relative to the second quarter, especially national? Because I think national being down was something you have seen across the board and we are still trying to figure out if it was macro, if it was World Cup or if it is just money moving to digital. And then the second question is I think related to the Media General transaction. There are seven markets where I guess you need to make a decision as what you are going to do to get this through. Any update on where you are with those? Vince Sadusky - LIN Media LLC - President and CEO Yes, sure thing. So with regard to the first question, Q3, national. National has been soft this year. There has been plenty of folks that have been kind of speculating as to the reasons for it. I think we joined the speculation. As best we can tell it is a combination of a lot of different things including the money that was taken up in the Olympics, World Cup, kind of a weak up front and resultant not so strong scatter market on the broadcast front, as well as folks seeming to kind of reallocate a lot of their monies to the fourth quarter. 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. AUGUST 05, 2014 / 1:00PM, LIN - Q2 2014 LIN Media LLC Earnings Call

We are seeing things improve as we get into September. Things improved quite a bit over the pacings that we are seeing right now. And it is interesting, it is not across the board. Clearly, it is the trend but when we look in markets as diverse as Austin, Texas; Albuquerque, New Mexico; even Buffalo New York, we actually have pretty good increase in those particular cases, double-digit increases in third quarter national spot pacing. So it is not across the board but clearly that has been the macro trend this year in national. But clearly we do see the trend improving as we get into September and with the political pressure being put on the inventory as well, that should help to drive pricing as it has in past political cycles. With regard to Media General, I think we are moving along well. We will have an announcement when we have an announcement. So, the process I think is moving along in terms of the station divestitures. We certainly understand that that is a gating item in our regulatory review process, and so we have been very actively engaged in that process. It has been a very good competitive process. As I mentioned in the past, these are difficult decisions regarding these overlap markets both Media General television stations as well as the LIN television stations. And the overlap markets are very strong properties, and we hate to be involved in a divestiture discussion at all, but these are great properties, competitive process, and hopefully we will have something to announce in the very near future. Marci Ryvicker - Wells Fargo Securities, LLC - Analyst Great. Thank you. Operator Tracy Young, Evercore. Tracy Young - Evercore Partners - Analyst Two questions as well. The first question relates to your 2% growth guidance. Is that just related to ad-time sales? And the next question, in terms of your guidance, what are you seeing as far as political advertising? Are you seeing it being placed a little bit later that you have in previous years? Thanks. Vince Sadusky - LIN Media LLC - President and CEO Yes, good questions. So, yes, the plus 2% guidance is just ad sales not digital or subscriber fees. And then with regard to political, yes, the first half of the year for political was a bit slower than we expected. And as you know, it is very difficult to kind of handicap the races. It just so happens that in some of the states that we thought we would have some more vigorously contested primaries such as the state of Alabama, there became a clear front runner early on and the money spent in some of the races we handicapped were not as significant as we had planned. We are now getting into the back half of the year, and July is kind of the first month in the back half of the year. And we are excited in that the races are really starting to pick up, and we actually exceeded our internal plan in July. So, we expect to see quite a bit of activity and, as we mentioned, we have quite a few states where we have got active primaries taking place. We are here in Providence today and an awful lot of advertising taking place in the political race is taking place here. So things are really, really starting to heat up. And the back half of the year September, October in particular of course, really is what ultimately determines I think kind of how robust the political ad spending is. And things are really starting to heat up now. Rich Schmaeling - LIN Media LLC - SVP and Chief Financial Officer And Tracy, the pacing for political in the third quarter looks fairly consistent to 2010. So it doesn't look odd. And what we see and what is hard to know is Super PAC money that you can anticipate there is a greater extent of Super PAC money in the cycle than in the last congressional cycle in 2010. And that may come on the books later. I think they will focus that money, as you know, on races where they think they can change the outcome through added spending. And that may come late. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. AUGUST 05, 2014 / 1:00PM, LIN - Q2 2014 LIN Media LLC Earnings Call

Tracy Young - Evercore Partners - Analyst Great, makes sense. Thank you. Operator James Dix, Wedbush. James Dix - Wedbush Securities - Analyst Good morning, guys. Two things I just wanted to -- maybe, Vince follow-up a little bit more on, I guess, Marci's question about potential sources of weakness on the national pacings and just national growth generally this year. Some investors are obviously -- speculate that there is some potential shift that is occurring to digital in particular, whether it is video or some other type of platforms. And I'm just curious as to whether you could speak to that specifically, especially in light of the fact that you have a pretty large standalone business on the digital side yourself. And then I -- just longer term, there is discussion about how inventory in the TV market may be transacted more programmatically, whether it is at the national side or the local side maybe starting with the cable companies. How do you see that playing out? And how do you see local broadcast TV assets being competitively affected by increased targeting of TV inventory or even associated video inventory? Thanks. Vince Sadusky - LIN Media LLC - President and CEO Sure. I mean we could talk for a long time. Those are all good questions and topics. We are involved in the digital video business online as well as obviously digital sales. So, we are growing and investing in that business through Federated. So, we kind of sit on kind of in both playgrounds. And clearly, there has been significant growth in digital. From what we can see, it seems as if the majority of that has come from print. Perhaps some of that has come from television. We do kind of a pretty deep dive advertiser by advertiser with national accounts. Both are sales and through the organization we participate in, the TVB understand what is taking place and have those high-level conversations with media planners and buyers and VPs of marketing. And we have not really detected a trend of money moving out of national spot over to digital. I mean the total digital video market to this day is somewhere in the $7 billion range or so. A ton of that is not premium inventory. A ton of that is programmatic, ROS type stuff. And so that does not make a kind of robust digital or video marketplace offering. You have got to have quality and you have got to have eyeballs. And pretty clear that television provides that. You know with regards to individual advertisers, we have seen some people go away from national spot television and spend more money in national cable. We have seen some folks reallocate some of their marketing dollars to a greater percentage to digital. And we have seen other competitors jump on the opportunity to take advantage of investing back in television and do very well. And of course, we have all of our examples of people that like GM a couple of years ago, like Honda that have tried experimentations where they have taken fairly significant sums out of national spot, let the local dealers continue to invest locally but reallocate on over to digital and have lost a significant amount to share when they have done that and have ultimately come back to national spot television. So I think you will continue to see this ebb and flow. I am definitely not convinced that there is a longer-term trend afoot here. I think it is actually quite the opposite. I think advertisers wish they could get more GRPs, more rating points out of television, given that terrific environment of engagement and effectiveness, high definition video, good content placement, all of that. So, I think there is a place for this for certainly the long-term, and we're just kind of experiencing kind of the ebbs and flows that take place in individual marketing decisions. With regard to targeting advertising and programmatic -- just real quick on programmatic, I definitely think that there is a place for programmatic and spot TV. Spot TV is cumbersome to buy, and there is always going to be a person involved in the very, very high-value advertising placements 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. AUGUST 05, 2014 / 1:00PM, LIN - Q2 2014 LIN Media LLC Earnings Call

that we have on sports and syndicated programming and local news. But for kind of the lower viewed stuff, some of the over nighttime periods, those type of things that advertisers are buying quantity, I think that there is a place for programmatic and there has been quite a few initiatives that have begun on programmatic. I think it will take quite a bit of time because you're talking about needing broad participation and creating a platform that is advocated by a lot of different people. So I do think it will take a quite a bit of time. But we are not foes of programmatic. We know our inventory is really valuable, and we will put checks and balances in place to control what areas we want to make available through programmatic and set the appropriate bids and ask. The last point -- or the last question being around targeted advertising. I think the Internet targets really, really well. And I'm not sure that if you take a cable TV show with, let's say, an average viewership of 120,000 or 150,000 national viewers, and you break that down into ZIP Codes, even if you provide 10 of those channels in a buy, if an advertiser really cares about getting 7000 viewers and is really -- if there is a willingness on behalf of the advertisers to pay the cost of getting the viewers down to that small a level. I think TV has been really a super effective advertising medium and it is broadcast by definition. I think the local markets are frankly enough with some exceptions. You know, if you are in New York City, clearly a viewer you know that DMA covers Connecticut, Long Island, New York City, New Jersey, parts of Pennsylvania. Clearly, there is enough heft there is an opportunity. But in markets like Indianapolis, and Albuquerque, and Austin, these are fairly homogeneous markets that I think benefit from driving those big audiences. And we try to augment targeting through our digital products which we think are much better mechanisms for doing specific targeting augmented with large audiences of television. James Dix - Wedbush Securities - Analyst Great, thanks very much for the color. Operator (Operator Instructions). It appears there are no further questions at this time. I will now hand the call back over to the Company's president and CEO for closing remarks. Vince Sadusky - LIN Media LLC - President and CEO Well, terrific. Thank you all for your interest in LIN, and we will look forward to updating you throughout the quarter. Have a great day. Operator This concludes today's call. Thank you for your participation. 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. AUGUST 05, 2014 / 1:00PM, LIN - Q2 2014 LIN Media LLC Earnings Call

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Forward Looking Statements

Certain statements in this transcript constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Media General or LIN Media to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “increase,” “forecast” and “guidance” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are based upon then-current assumptions and expectations and are generally forward-looking in nature and not historical facts. Any statements that refer to outlook, expectations or other characterizations of future events, circumstances or results are also forward-looking statements. There can be no assurance that the proposed merger will occur as currently contemplated, or at all, or that the expected benefits from the transaction will be realized on the timetable currently contemplated, or at all. Additional risks and uncertainties relating to the proposed merger include, but are not limited to, uncertainties as to the satisfaction of closing conditions to the merger, including timing, receipt of, and conditions to obtaining regulatory approvals, timing and receipt of approval by the shareholders of Media General and LIN Media, the respective parties’ performance of their obligations under the merger agreement, and other factors affecting the execution of the transaction. Other risks that could cause future results to differ from those expressed by the forward-looking statements included in this press release include, but are not limited to, Media General’s and LIN Media’s ability to promptly and effectively integrate the businesses of the two companies, any change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets served by Media General and LIN Media, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.

A further list and description of important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in the joint proxy statement/prospectus on Form S-4 filed by Mercury New Holdco, Inc. on May 9, 2014 and declared effective on July 24, 2014 and Media General and LIN Media’s respective Quarterly Report on Form 10-Q for the period ended March 31, 2014 and Annual Reports on Form 10-K for the year ended December 31, 2013, included under headings such as “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Other unknown or unpredictable factors could also have material adverse effects on Media General’s or LIN Media’s performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Media General and LIN Media undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any shareholder of Media General, Inc. (“Media General”) or LIN Media LLC (“LIN Media”). In connection with the Agreement and Plan of Merger by and among Media General, Media General Holdings (“Media General Holdings”), LIN Media and the other parties thereto (the “Merger”), Media General, Media General Holdings and LIN Media have filed relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Media General Holdings on May 9, 2014 and declared effective on July 24, 2014, that contains a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT MEDIA GENERAL, LIN MEDIA, MEDIA GENERAL HOLDINGS AND THE MERGER. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials, and any other documents filed by Media General, Media General Holdings and LIN Media with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The documents filed by Media General and Media General Holdings may also be obtained for free from Media General’s Investor Relations web site (http://www.mediageneral.com/investor/index.htm) or by directing a request to Media General’s Investor Relations contact, Lou Anne J. Nabhan, Vice President, Corporate Communications, at (804) 887-5120.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

Media General and LIN Media and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Media General or LIN Media in connection with the Merger. Information about Media General’s directors and executive officers is available in Media General’s definitive proxy statement, dated March 14, 2014, for its 2014 annual meeting of shareholders. Information about LIN Media’s directors and executive officers is available in LIN Media’s definitive proxy statement, dated April 7, 2014, for its 2014 annual meeting of shareholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, is contained in the Form S-4 and the joint proxy statement/prospectus regarding the Merger that Media General Holdings filed with the SEC on May 9, 2014 and declared effective on July 24, 2014.